GRUPO CASA SABA, S.A.B. DE C.V.
General Ordinary Shareholders’ Meeting
July 20, 2010

SUMMARY OF RESOLUTIONS

GENERAL ORDINARY SHAREHOLDERS’ MEETING

l. Presentation, and in its case, ratification of the Promise to Purchase and Sale Agreement of the capital stock of Farmacias Ahumada, S.A., entered into on May 17, 2010, by and between certain shareholders of such entity and the Company.

The execution of the Promise to Purchase and Sale Agreement of the capital stock of Farmacias Ahumada, S.A. (“FASA”), executed on May 17, 2010, by and between certain of FASA’s shareholders, as sellers, and the Company, as purchaser; was ratified and approved.

ll. Presentation, and in its case, approval pursuant to Article 47 of the Securities Market Law, in connection with the proposal of the Company to purchase, through one of its subsidiaries, all of the shares of FASA.

Pursuant to Article 47 of the Securities Market Law, the Company was authorized to launch a tender offer, directly or indirectly through one of its subsidiaries, for up to all of the shares that represent the capital stock of FASA (the “Acquisition”). The Company, or the corresponding subsidiary, was also authorized to carry out all acts and sign all documents to complete the Acquisition.

lll. Presentation, and in its case, approval of the execution of a loan agreement and to grant collateral related thereto, in connection with the acquisition described above.

The meeting approved the Company to carry out all necessary acts, including the granting of collateral, in order for the Company to obtain (i) a loan from HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC or any other Mexican or foreign credit institution, for approximately $5,996,000,000.00 (five thousand nine hundred ninety-six million pesos 00/100, legal currency of the United Mexican States) and a loan of up to an equivalent amount in Mexican pesos to U.S.$193,000,000.00 (one hundred ninety-three million dollars 00/100, legal currency of the United States of America), and (ii) a loan from Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, Grupo Financiero Banorte or any other Mexican or foreign credit institution, of up to approximately $1,950,000,000.00 (one thousand nine hundred and fifty million pesos 00/100 legal currency of the United Mexican States) (the “Loans”).

The Company and its subsidiaries were also authorized to guarantee the Company’s obligations derived from the Loans, through the granting of collateral, and to guarantee the promissory notes to be subscribed in connection with the Loans.

The Company and its subsidiaries were also authorized to negotiate, agree and sign any contracts, certificates, negotiable instruments, and any other documents and instruments, irrespective of their governing law, necessary for such purposes.

The previous resolutions will not be effective if the Loans are not entered into on or before December 31, 2010.

lV. Presentation, and in its case, approval to increase the capital stock of the Company, in its variable portion.

The increase of capital stock of the Company was not approved.

V. Presentation, and in its case, approval to grant powers of attorney to carry out the acts describe in Sections II, III and IV above.

It was approved to grant a power of attorney in favor of Messrs. Manuel Saba Ades, Alberto Isaac Saba Ades, Pedro Alejandro Sadurni Gómez and Jorge Manuel Sánchez Lanzilotti, to negotiate and/or sign any contract, negotiable instrument, certification, or any other document, including for the granting of collateral with respect to the assets and properties of the Company (including without limitation any trust agreement, pledge agreement or mortgage over its assets and properties) as well as any supplement, addendum or amendment thereto, in connection with the Acquisition and the Loans.

Vl. Approval of the resignation and proposal to appoint a member of the Board of Directors of the Company.

It was approved to accept the resignation of Mr. Fernando Chico Pardo as an independent member of the Company’s Board of Directors.

Vll. Designation of delegates who will formalize the resolutions taken at the meeting.

Special delegates were appointed to perform all acts and sign the necessary documents to execute and formalize the resolutions approved at the meeting.